United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

SUMMARY OF MEETING OF THE BOARD OF DIRECTORS

Date, time and location:

On June 26, 2009, at 10:00 a.m., at the Company’s offices at Avenida Brigadeiro Faria Lima, 2,277 – 4th floor, in the city of São Paulo/SP.

Attending:

The meeting was attended by the following members of the board of directors: Raul Calfat

(President of the Board), Alexandre D’Ambrósio, Sérgio Duarte Pinheiro, Gilberto Lara Nogueira and Wang Wei Chang.

Summary:

1. Report on Practice of Hedge Accounting

Evandro César Camillo Coura, a member of our Board of Officers, invited to present his opinion on the practice of hedge accounting, informed the Board of Directors that, as a result of the difficulty of implementing the necessary controls and documentation to monitor hedge accounting and carry out effectiveness tests, the office of controls and risk management proposed that the practice of hedge accounting be used solely as of the accounting period beginning January 1, 2010, at the convenience and opportunity of the Board of Directors of the Company. The Board of Directors decided to accept this proposal.

2. Investment Policy

As part of the efforts of the Company to improve its internal controls and governance, the Board of Officers presented to the Board of Directors a proposal to substitute the current Investment Policy of ARACRUZ, dividing the policy into a “Market Risk Management Policy” and a “Cash Management Policy.”

2.1.	Market Risk Management Policy

A propsed Market Risk Management Policy (pursuant to a document filed at the Company’s headquarters) was presented, debated and approved. The Market Risk Management Policy’s scope is the management of market risks associated with changes in exchange rates, interest rates and the price of cellulose, as well as credit risks and those risks associated with the failure of ARACRUZ’s contract counterparties not honoring their obligations.

IS-01-004/95

2.2.	Cash Management Policy

The institution of a Cash Management Policy (also pursuant to a document filed at the Company’s headquarters) was similarly discussed, which establishes guidelines for the cash management function of ARACRUZ, the establishment of an organizational structure to carry out the cash management function, the roles and responsibilities of the areas involved and the risk factors to be considered. The proposal, presented and duly discussed, was approved by the Board of Directors.

2.3.	In order to carry out the two new approved policies, the Board of Directors accepted the Board of Officers’ proposal that the related text to be posted on the Company’s website shall be generally designated “Investment Policy,” a consolidated synthesis of the Market Risk Management Policy and the Cash Management Policy.

3.	Performance Analysis

The Company’s Chief Executive Officer, Carlos Augusto Lira Aguiar, described the performance of ARACRUZ up to the present date, presenting a general vision of the Company’s operational, commercial, financial and administrative activities.

4. Open Swap Transactions

The Board of Directors reiterated its prior orientation presented to the Board of Officers for the maintenance of two swap transactions, one with Citibank (long-term interest rate (taxa de juros ao longo prazo), or TJLP, swap), with a notional value of US$170 million and termination on April 16, 2010; and the other with ING Bank, N.V. (options swap), with notional value of US$50 million/month and monthly determination until September 3, 2009.

5 Divestment of Assets

Following section VII of article 16 of ARACRUZ’s Bylaws (Estatuto Social), the Board of Directors authorized the Board of Officers to divest of rural and urban real property which is not strategic to the Company, located in the states of Espírito Santo, Bahia, Minas Gerais and Rio Grande do Sul, with a total area of 63 thousand hectares and an estimated value of approximately R$270 million, according to a report filed at the Company’s headquarters.

6.	Nomination and Confirmation of Members of Board of Directors and Audit Committee

6.1.	In light of the vacancy in the office of alternate member of the Board of Directors, due to a series of successive resignations without respective substitutions, the Board of Directors decided to nominate Mr. Mauricio Aquino Halewicz as an alternate member of the Board of Directors, with the function of substituting any of the members of the Board of Directors for which there is no designated alternate.

6.2.	The members of the Board of Directors which are members of the Audit Committee of the Company were confirmed: Mr. Sergio Duarte Pinheiro, Coordinator of the Audit Committee and a “Financial Expert” for purposes designated by the United States Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE), and Messrs.

IS-01-004/95

Wang Wei Chang and Mauricio Aquino Halewicz, all of whom shall have a mandate identical to that of the current members of the Board of Directors of the Company.

7. Election of Board of Officers of the Company

With a mandate to commence on June 26, 2009 and to be in effect until the Ordinary General Assembly of Shareholders of 2012, the following persons were re-elected to the Board of Officers of ARACRUZ: for the office of Chief Executive Officer, CARLOS AUGUSTO LIRA AGUIAR; and as Officers, with no special designation, JOÃO FELIPE CARSALADE, with responsibility for the management of the Company’s commercial area; WALTER LÍDIO NUNES, with responsibility for operational (industrial and forest) activities of ARACRUZ; EVANDRO CÉSAR CAMILLO COURA, with responsibility for management of control, risk management, supply and information technology of the Company; and MARCOS GRODETZKY, with responsibility for financial management of the Company related to treasury and investor relations activities, acting as Director of Investor Relations. The members of the Board of Officers hereby re-elected shall remain in their respective offices until the appointment of their replacements. The remaining openings on the Board of Officers shall remain open until further deliberation. The monthly compensation of the members of the Board of Officers shall be fixed annually by the Board of Directors.

8. Mortgage Guarantee

It was further decided to authorize the Board of Officers of the company to constitute a real mortgage guarantee in favor of Banco Sumitomo Mitsui Banking Corporation (SMBC) over up to 11 thousand hectares in rural real property located in the state of Rio Grande do Sul, with an estimated value of up to R$58 million.

9. Guarantee Granted to Celulose S.A.

Pursuant to the terms of section XVII of article 16 of the Company’s Bylaws, the Board of Directors decided to approve the granting of a guarantee in favor of Veracel Celulose S.A., with respect to a transaction entered into with European Investment Bank (EIB) on October 4, 2001, currently guaranteed by Svenska Handelsbanken AB (publ) and which will become guaranteed by Nordea Bank Finland PLC as of the execution of the respective guarantee contract, with the following principal conditions: Guaranty Facility Agreement; Guaranteeing Bank: Nordea Bank Finland PLC; Guaranteed value: US$ 10,833,333.33; Guarantee comission: 3% p.a. over principal outstanding; Arrangement fee: US$ 20,000.00 (single payment) payable upon execution of the guarantee agreement; term of 36 (thirty-six) months; counterguarantee: non-solidary guarantee by the shareholders of Veracel Celulose S.A., in the proportion of 50% by ARACRUZ and 50% by STORA ENSO.

IS-01-004/95

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer